                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K


[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended _________________________________________________

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [ NO FEE REQUIRED]

Transition period from August 1, 1999 to December 31, 1999



                          COMMISSION FILE NUMBER 1-4987



                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN

                        520 FELLOWSHIP ROAD, SUITE A-114
                              MT. LAUREL, NJ 08054
                 (Name & address of Principal Executive Offices
                        of the issuer of the Securities)


                                   21-0682685
                      (I.R.S. Employer Identification No.)




DOCUMENTS INCORPORATED BY REFERENCE:
COMPANY'S FORM S-8 REGISTRATION STATEMENT (FILE NO. 33-31805)

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN





                                                   /s/ James E. Morris
                                                   -------------------------
                                                   James E. Morris
                                                   Plan Administrator
                                                   June 26, 2000

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                           Pages
                                                                           -----
Report of Independent Public Accountants                                      4

Financial Statements:
   Statements of Net Assets Available for Plan Benefits,
     December 31, 1999 and July 31, 1999                                     5-6

   Statement of Changes in Net Assets Available for Plan Benefits
       For the transition period ended December 31, 1999                      7

Notes to Financial Statements                                               8-11

Supplemental Schedule:
   Schedules of Assets Held for Investment Purposes -
      December 31, 1999 and July 31, 1999                                   12-13

Consent of Independent Public Accountants                                    14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator
 SL Industries, Inc. Savings and Pension Plan:

We have audited the accompanying statements of net assets available for plan benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 1999 and July 31, 1999, and the related statement of changes in net assets available for plan benefits for the five months ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and July 31, 1999 and the changes in net assets available for plan benefits for the five months ended December 31, 1999 in conformity with general accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basis financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for the plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and change in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statements taken as a whole.

                                                           ARTHUR ANDERSEN LLP

Philadelphia, Pa.,
June 19, 2000

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1999



                                                                  SL Industries,
                                                   Blended             Inc.           Growth &
                                                    Income            Common           Income           Puritan         Low-Priced
                                                     Fund              Stock          Portfolio           Fund          Stock Fund
                                                     ----              -----          ---------           ----          ----------
NET ASSETS
Investments                                         $4,277,058        $2,528,844      $1,610,415         $ 681,059        $ 805,278

Employer contribution receivable                             -                 -               -                 -                -

Participant contribution receivable                          -                 -               -                 -                -

Participant loans receivable                                 -                 -               -                 -                -
                                                   -----------       -----------     -----------        ----------        ----------
TOTAL NET ASSETS AVAILABLE FOR PLAN BENEFITS        $4,277,058        $2,528,844      $1,610,415         $ 681,059         $ 805,278
                                                   ===========       ===========     ===========        ==========        ==========


                                                   Diversified        Fidelity       Fidelity         Fidelity          Fidelity
                                                  International       Mid-Cap        Freedom          Freedom           Freedom
                                                       Fund          Stock Fund    Income Fund       2000 Fund         2010 Fund
                                                       ----          ----------    -----------       ---------         ---------
NET ASSETS

Investments                                          $ 341,517        $ 928,091       $ 62,598        $ 345,963         $ 591,877

Employer contribution receivable                             -                -              -                -                 -

Participant contribution receivable                          -                -              -                -                 -

Participant loans receivable                                 -                -              -                -                 -
                                                   -----------       -----------    ----------        ----------       ----------
TOTAL NET ASSETS AVAILABLE FOR PLAN BENEFITS         $ 341,517        $ 928,091       $ 62,598         $ 345,963        $ 591,877
                                                   ===========       ===========    ==========        ==========       ==========




                                                   Fidelity          Fidelity         Spartan         Fidelity
                                                   Freedom           Freedom         US Equity        US Bond        Contributions
                                                  2020 Fund         2030 Fund        Index Fund       Index Fund      Receivable
                                                  ---------         ---------        ----------       ----------      ----------
NET ASSETS
Investments                                       $ 652,699         $ 330,432       $1,372,562        $ 120,587            $    -

Employer contribution receivable                          -                 -                -                -           190,874

Participant contribution receivable                       -                 -                -                             99,708

Participant loans receivable                              -                 -                -                -                 -
                                                 -----------      -----------       ----------       ----------       -----------
TOTAL NET ASSETS AVAILABLE FOR PLAN BENEFITS       $ 652,699        $ 330,432       $1,372,562        $ 120,587         $ 290,582
                                                 ===========      ===========       ==========       ==========       ===========


                                                       Loans
                                                        to
                                                    Participants        Combined
                                                    ------------        --------
NET ASSETS
Investments                                               $    -        $14,648,980

Employer contribution receivable                               -            190,874

Participant contribution receivable                            -             99,708

Participant loans receivable                             400,478            400,478
                                                     -----------        -----------
TOTAL NET ASSETS AVAILABLE FOR PLAN BENEFITS           $ 400,478        $15,340,040
                                                     ===========        ===========


NOTE: The accompanying notes are an integral part of these financial statements.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  FOR THE FIVE MONTHS ENDING DECEMBER 31, 1999




                                                                              SL Industries,
                                                                 Blended           Inc.          Growth &
                                                                 Income           Common          Income          Puritan
                                                                  Fund            Stock         Portfolio          Fund
                                                                  ----            -----         ---------          ----
ADDITIONS:
  Interest and dividend income                                 $   104,511    $    13,291     $   102,217     $    43,218

  Contributions:
    Employer                                                        23,214        199,570          52,191          18,638
    Participant                                                     34,312         32,826         107,484          36,450

  Net appreciation (depreciation) of investments                        --       (150,106)         (3,318)        (39,309)

  Loan repayments                                                    3,735          4,767          13,595           4,417

  Transfers                                                         74,447       (126,055)        (11,778)         (5,912)
                                                               -----------    -----------     -----------     -----------

TOTAL ADDITIONS                                                    240,219        (25,707)        260,391          57,502
                                                               -----------    -----------     -----------     -----------


DEDUCTIONS:
  Administrative costs                                                  --             --              --              --

  Withdrawals                                                      107,465        461,888          93,257          21,066

  Loans to participants                                             10,807            373          23,321             308
                                                               -----------    -----------     -----------     -----------

TOTAL DEDUCTIONS                                                   118,272        462,261         116,578          21,374
                                                               -----------    -----------     -----------     -----------

Net additions (deductions) in net assets available for plan
benefits                                                           121,947       (487,968)        143,813          36,128

Net assets available for plan benefits at beginning of year      4,155,111      3,016,812       1,466,602         644,931
                                                               -----------    -----------     -----------     -----------

Net assets available for plan benefits at end of year          $ 4,277,058    $ 2,528,844     $ 1,610,415     $   681,059
                                                               ===========    ===========     ===========     ===========


                                                                                  Diversified        Fidelity        Fidelity
                                                                  Low-Priced     International       Mid-Cap         Freedom
                                                                  Stock Fund         Fund          Stock Fund      Income Fund
                                                                  ----------         ----          ----------      -----------
ADDITIONS:
  Interest and dividend income                                     $  51,860         $  11,473        $  48,990        $   1,807

  Contributions:
    Employer                                                          25,825             9,650           27,359              963
    Participant                                                       40,689            27,375           88,189           10,462

  Net appreciation (depreciation) of investments                     (65,973)           69,596          129,855              924

  Loan repayments                                                      2,580             7,313            5,638            4,204

  Transfers                                                         (139,919)           36,821           37,657           (2,026)
                                                                   ---------         ---------        ---------        ---------

TOTAL ADDITIONS                                                      (84,938)          162,228          337,688           16,334
                                                                   ---------         ---------        ---------        ---------


DEDUCTIONS:
  Administrative costs                                                    82                --               --               --

  Withdrawals                                                         27,333            39,252           73,707               86

  Loans to participants                                                  502                43            2,130            8,277
                                                                   ---------         ---------        ---------        ---------

TOTAL DEDUCTIONS                                                      27,917            39,295           75,837            8,363
                                                                   ---------         ---------        ---------        ---------

Net additions (deductions) in net assets available for plan
benefits                                                            (112,855)          122,933          261,851            7,971

Net assets available for plan benefits at beginning of year          918,133           218,584          666,240           54,627
                                                                   ---------         ---------        ---------        ---------

Net assets available for plan benefits at end of year              $ 805,278         $ 341,517        $ 928,091        $  62,598
                                                                   =========         =========        =========        =========


                                                               Fidelity        Fidelity      Fidelity      Fidelity       Spartan
                                                               Freedom         Freedom       Freedom       Freedom        US Equity
                                                               2000 Fund       2010 Fund     2020 Fund     2030 Fund      Index Fund
                                                               ---------       ---------     ---------     ---------      ----------
ADDITIONS:
  Interest and dividend income                                 $   14,411     $   23,949    $   27,800    $   11,417    $   13,941

  Contributions:
    Employer                                                        7,501         17,621        23,977        14,368        30,654
    Participant                                                    21,256         39,211        55,051        29,519       121,131

  Net appreciation (depreciation) of investments                   10,424         35,248        59,824        35,407       120,805

  Loan repayments                                                   5,097         11,874        12,269         5,266        16,509

  Transfers                                                        (1,037)        65,066         3,456         7,426        65,622
                                                               ----------     ----------    ----------    ----------    ----------

TOTAL ADDITIONS                                                    57,652        192,969       182,377       103,403       368,662
                                                               ----------     ----------    ----------    ----------    ----------


DEDUCTIONS:
  Administrative costs                                                 --             --            --            --            --

  Withdrawals                                                         500          5,289         5,649        22,856        20,934

  Loans to participants                                             4,050             28         4,442         2,308        23,032
                                                               ----------     ----------    ----------    ----------    ----------

TOTAL DEDUCTIONS                                                    4,550          5,317        10,091        25,164        43,966
                                                               ----------     ----------    ----------    ----------    ----------

Net additions (deductions) in net assets available for plan
benefits                                                           53,102        187,652       172,286        78,239       324,696

Net assets available for plan benefits at beginning of year       292,861        404,225       480,413       252,193     1,047,866
                                                               ----------     ----------    ----------    ----------    ----------

Net assets available for plan benefits at end of year          $  345,963     $  591,877    $  652,699    $  330,432    $1,372,562
                                                               ==========     ==========    ==========    ==========    ==========


                                                                 Fidelity                             Loans
                                                                  US Bond        Contributions          to
                                                                Index Fund        Receivable       Participants           Combined
                                                                ----------        ----------       ------------           --------
ADDITIONS:
  Interest and dividend income                                  $      3,274      $       (135)     $         --      $    472,024

  Contributions:
    Employer                                                           6,209          (116,699)               --           341,041
    Participant                                                       12,950            17,294                --           674,199

  Net appreciation (depreciation) of investments                      (2,178)               --                --           201,199

  Loan repayments                                                        467                --           (97,731)               --

  Transfers                                                           (3,768)               --                --                (0)
                                                                ------------      ------------      ------------      ------------

TOTAL ADDITIONS                                                       16,954           (99,540)          (97,731)        1,688,463
                                                                ------------      ------------      ------------      ------------


DEDUCTIONS:
  Administrative costs                                                    --                --                --                82

  Withdrawals                                                            891                --            42,579           922,752

  Loans to participants                                                  647                --           (80,268)               --
                                                                ------------      ------------      ------------      ------------

TOTAL DEDUCTIONS                                                       1,538                --           (37,689)          922,834
                                                                ------------      ------------      ------------      ------------

Net additions (deductions) in net assets available for plan
benefits                                                              15,416           (99,540)          (60,042)          765,629

Net assets available for plan benefits at beginning of year          105,171           390,122           460,520        14,574,411
                                                                ------------      ------------      ------------      ------------

Net assets available for plan benefits at end of year           $    120,587      $    290,582      $    400,478      $ 15,340,040
                                                                ============      ============      ============      ============


NOTE: The accompanying notes are an integral part of these financial statements.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.       Description of Plan and Summary of Significant Accounting Policies

         Description of Plan:

         SL Industries, Inc. Savings and Pension Plan (the "Plan"), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc. who have attained the age of 18 on the first day of the month coinciding with or following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.


         Investments:

         As part of the Plan provisions, participants may invest in SL Industries, Inc. Common Stock ("Common Stock") and/or in various combinations of thirteen Fidelity Institutional Retirement Services Co., Inc. ("Fidelity") funds: Blended Income Fund, Growth and Income Portfolio, Puritan Fund, Low-Priced Stock Fund, Diversified International Fund, Mid-Cap Stock Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, Spartan U.S. Equity Index Fund and U.S. Bond Index Fund. All income, gains or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant's account balance.

         The Blended Income Fund represents a deposit contract with John Hancock Mutual Life Insurance Company ("John Hancock") and Fidelity's Managed Income Portfolio. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals. The financial statements reflect the contract/market values as reported by John Hancock and Fidelity as of the Plan year-end.

         The remaining funds are Fidelity separate investment accounts and are carried at market value as reported by Fidelity as of the Plan year-end. The fair value of the SL Industries, Inc. Common Stock is based on the market price as quoted on the New York Stock Exchange.

         The Plan presents in the statement of changes in net assets the net appreciation in investments which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

         Interest and dividend income are recorded as earned on an accrual basis.

         Contributions:

                  Elective Contributions:
                  Employees' contributions are based upon authorized payroll withholdings. Participants may make elective deferrals of up to 20% of their annual compensation, as defined by the Plan.

                  Matching Employer Contributions:
                  The employer's match is fifty percent (50%) of the participant's elective deferrals, not to exceed six percent (6%) of participant's compensation. Matching employer contributions are invested solely in Common Stock of SL Industries, Inc.

                  Profit Sharing Contributions:
                  A profit sharing contribution is made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year and is equal to two percent (2%) of the participant's wages, up to a maximum of $160,000, for the plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant.


         Benefits:

         At the time of separation, the vested portion of a participant's account represents the participant's accumulated benefit. A participant may elect to: (1) continue to invest their accumulated benefit in the Plan until their normal retirement date at which time the value of their account will be utilized to purchase an annuity; (2) receive payment in one lump sum; or (3) to have any portion paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

         At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment, in various types of installments, or in the form of a qualified joint and survivor annuity. The amount of benefit payment depends on the value of the participant's account and the retirement benefit option the participant elects.

         Vesting:

         Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer's profit sharing contributions. Employer matching contributions become vested as follows:


                                                                                  Percentage
                                       Years of Service                             Vested
                                       ----------------                             ------
                    Five years or more ..................................           100%
                    Four years or more, but less than five years ........            80%
                    Three years or more, but less than four years .......            60%
                    Two years or more, but less than three years ........            40%
                    One year or more, but less than two years ...........            20%

                    Less than one year . . . . . . . . . . . . . . . . . .            0%


         In determining years of service for vesting, the Plan considers service from the participant's date of hire. The nonvested portion of a participant's account, if any, will be forfeited in accordance with the provisions of the Plan. Forfeitures will be allocated to the remaining participants' accounts on a prorata basis as defined by the Plan.


         Participant Loans:

         The Plan makes loans to a participant, using the participant's account balance as collateral. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant's vested account balance. All loans bear interest at prime rate plus one percent compiled as of the loan origination date. Loans are repayable over a twelve to sixty month term. The interest rates on the participant loans receivable in the accompanying statements of net assets available for plan benefits as of December 31, 1999 and July 31, 1999 range from 7% to 9.5% and 7% to 10%, respectively.


         Voting Rights:

         Effective August 1, 1992, the Plan was amended to provide participants with certain voting and other rights in connection with SL Industries, Inc. Common Stock held in their accounts under the Plan.


2.       Plan Termination

         While SL Industries, Inc. has not expressed any intent to do so, it may terminate the Plan at any time, subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become 100% vested in their accounts.


3.       Reconciliation to Form 5500

         As of December 31, 1999 and July 31, 1999, the Plan had $26,395 and $68,091, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

         The following table reconciles net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Company for the five months ended December 31, 1999 and year ended July 31, 1999:

                                                                      Net Assets Available
                                                                       for Plan Benefits
                                                                       -----------------
                                    Benefits
                                   Payable to          Benefits         December 31,          July 31,
                                   Participant           Paid              1999                 1999
                                   -----------           -----             ----                 ----
      Per financial
      statements                          $  0          $922,752        $15,340,040         $14,574,411

      Accrued benefit
      payments                          26,395            26,395            (26,395)           ( 68,091)


      Reversal of 1999
      accrual for benefit
      payments                               0           (68,091)                 0                  0
                                  ------------      ------------       ------------       ------------

      Per Form 5500                    $26,395          $881,056        $15,313,645        $14,506,320
                                  ============      ============       ============       ============


4.       Administrative Expenses

         Administrative expenses of the Plan are paid by SL Industries, Inc., with the exception of asset management fees related to certain deposit contracts held with the insurance company which are paid by the Plan. Total asset management fees expensed in the five months ended December 31, 1999 and fiscal year ended July 31, 1999 were $82 and $263, respectively.


5.       Tax Status

         The Internal Revenue Service has issued a favorable determination letter stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan is exempt from federal income taxes under Section 501(a) of the Code. Management believes they are operating the Plan in accordance with the Code. Accordingly, there is no provision for income taxes in the accompanying financial statements.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              FORM 5500 ITEM 27(a)
                                DECEMBER 31, 1999


 A.Party in Interest    B. Identity of Issuer                                    C. Description of Asset
 -------------------    ---------------------                                    -----------------------
          *             SL Industries. Inc.                                      Common Stock

          *             John Hancock Mutual Life Insurance Company               Guaranteed Investment Contracts (#8583)

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Managed Income Portfolio

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Growth & Income
                                                                                 Portfolio

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Puritan  Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Low-Priced Stock Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Diversified
                                                                                 International Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Mid-Cap Stock Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom Income Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2000 Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2010 Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2020 Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2030 Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Spartan U.S. Equity Index Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity U.S. Bond Index Fund

          *             Fidelity Institutional Retirement Services Co., Inc.     Loans Receivable

          *             SL Industries, Inc.                                      Contributions Receivable


    D. Cost             E. Current Value
   ---------           -----------------
  $ 1,807,593             $  2,528,844

  $ 1,002,483             $  1,002,483

  $ 3,274,575             $  3,719,575


  $ 1,447,783             $  1,610,415

   $  694,731              $   681,059

   $  851,806              $   805,278


   $  251,408              $   341,517

   $  735,779              $   928,091

    $  61,648              $    62,598

   $  325,159              $   345,963

   $  531,166              $   591,877

   $  553,912              $   652,699

   $  269,827              $   330,432

  $ 1,122,519             $  1,372,562

   $  127,723              $   120,587

   $  400,478              $   400,478

   $  290,582              $   290,582

* Indicates party known to be a party in interest.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              FORM 5500 ITEM 27(a)
                                  JULY 31, 1999


 A.Party in Interest      B. Identity of Issuer                                    C. Description of Asset
 -------------------      ---------------------                                    -----------------------
          *               SL Industries. Inc.                                      Common Stock

          *               John Hancock Mutual Life Insurance Company               Guaranteed Investment Contracts (#8583)

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Managed Income Portfolio

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Growth & Income
                                                                                   Portfolio

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Puritan  Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Low-Priced Stock
                                                                                   Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Diversified
                                                                                   International Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Mid-Cap Stock Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom Income Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2000 Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2010 Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2020 Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity Freedom 2030 Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Spartan U.S. Equity Index
                                                                                   Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Common Trust Fund - Fidelity U.S. Bond Index Fund

          *               Fidelity Institutional Retirement Services Co., Inc.     Loans Receivable

          *               SL Industries, Inc.                                      Contributions Receivable


  D. Cost             E. Current Value
 ---------           -----------------
$ 1,955,928             $  3,016,812

 $  976,520              $   976,520

$ 3,178,591             $  3,178,591

$ 1,310,136             $  1,466,601

 $  620,462              $   644,931

 $  915,824              $   918,133

 $  196,292              $   218,584

 $  603,494              $   666,240

  $  54,493              $    54,627

 $  282,493              $   292,861

 $  378,812              $   404,225

 $  439,907              $   480,413

 $  227,088              $   252,193

 $  916,587             $  1,047,866

 $  110,161              $   105,171

 $  460,520              $   460,520

 $  390,123              $   390,123





* Indicates party known to be a party in interest.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Registration Statement File No. 33-31805 on Form S-8.

                                                             ARTHUR ANDERSEN LLP

Philadelphia, Pa.
June 26, 2000

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